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CENTEX
FINANCIAL SERVICES, INC.

P.O. Box 199000
Dallas, Texas 75219-9000
2728 North Harwood
Dallas, Texas 75201

Phone: 214 981-5000

                              MANAGEMENT ASSERTION

As of and for the year ended March 31, 1999, Centex Credit Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (except for minimum servicing standards I.4., III.3, III.4, V.3., and V.4., which apply only to those entities with service contracts covering escrow accounts and therefore are nonapplicable to Centex Credit Corporation). As of and for this same period, Centex Credit Corporation had in effect a fidelity bond and errors and omissions policy in the amount of $3,000,000.

Anthony H. Barone
President and Chief Executive Officer
Centex Credit Corporation

Date

8/2/99